EXHIBIT 99.1

GAMESQUARE HOLDINGS, INC.

(formerly Engine Gaming and Media, Inc.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2023, and 2022

(Expressed in United States Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim condensed consolidated financial statements of GameSquare Holdings, Inc.) (the “Company”) are the responsibility of management and the Board of Directors.

The interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the interim condensed consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim condensed consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it with sufficient knowledge to support management representations that it has exercised reasonable diligence in that (i) the  interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the  interim condensed consolidated financial statements and (ii) the interim condensed consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the interim condensed consolidated financial statements.

The Board of Directors are responsible for reviewing and approving the interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Company’s Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.)

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in United States Dollars)

	Note	September 30, 2023	December 31, 2022
		$	$
ASSETS
Current
Cash		2,447,065	977,413
Restricted cash		47,465	-
Accounts and other receivables	6	14,891,959	8,331,120
Government remittances		1,215,221	-
Prepaid expenses and other current assets	10	1,356,907	788,227
		19,958,617	10,096,760
Non-Current
Investment at FVTPL	7	3,188,749	-
Property and equipment	8	2,613,896	3,001,883
Goodwill	9	25,600,499	-
Intangible assets	9	20,523,724	4,609,837
Right-of-use assets	13	2,102,857	2,385,330
		54,029,725	9,997,050
		73,988,342	20,093,810

		September 30, 2023	December 31, 2022
		$	$
LIABILITIES
Current
Accounts payable		20,219,131	4,848,854
Accrued liabilities		5,867,495	3,180,208
Consideration payable		-	260,000
Players liability account		47,465	-
Deferred revenue		2,292,168	1,092,982
Lease liabilities, current	13	736,933	336,229
Credit facility payable	11	-	802,328
Line of credit	12	1,036,516	-
Warrant liability	17	136,711	-
Convertible debt, current	14	5,095,175	-
Arbitration reserve	19	517,875	-
		35,949,469	10,520,601

Convertible debt, non-current	14	1,500,844	-
Lease liabilities, non-current	13	2,089,699	2,362,448
Deferred tax liability		50,117	55,096
		3,640,660	2,417,544
		39,590,129	12,938,145

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	15	84,115,256	43,375,158
Contributed surplus	16	4,902,435	3,296,668
Warrants	17	30,000	1,925,238
Contingently issuable shares		-	131,184
Accumulated other comprehensive (loss) income		(168,366)	(269,053)
Deficit		(54,481,112)	(41,303,530)
		34,398,213	7,155,665
		73,988,342	20,093,810
Going concern	1(b)
Commitments and contingencies	19
Subsequent events	22

Approved on Behalf of Board:	"Justin Kenna"	"Travis Goff"
	Director	Director

See accompanying notes to the condensed interim consolidated financial statements.

1

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.)

Condensed Interim Consolidated Statements of Income (loss) and Comprehensive Income (loss)

(Unaudited)

(Expressed in United States Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
CONTINUING OPERATIONS		$	$	$	$
REVENUE
Revenue	20	16,045,049	10,133,280	35,234,572	21,829,246

Cost of sales		11,641,387	6,547,235	24,833,233	13,580,839
Gross profit		4,403,662	3,586,045	10,401,339	8,248,407

EXPENSES
Salaries, consulting and management fees		4,911,533	2,413,028	13,434,380	7,442,140
Player compensation		578,034	426,705	1,604,832	1,315,745
Professional fees		529,007	437,672	957,057	1,425,585
Advertising and promotion		212,961	2,780,025	864,617	3,239,090
Office and general		1,351,182	790,666	3,222,909	2,172,181
Technology expenses		155,798	-	314,712	-
Amortization and depreciation	8,9,13	1,023,849	669,490	2,650,013	2,030,108
Share-based payments	16	405,907	265,105	1,288,292	1,206,332
Interest expense	11,12,13,14	265,350	55,373	528,016	270,185
(Gain) loss on foreign exchange		223,820	(20,695)	2,202	(66,675)
Change in provision for reclamation deposit		-	15,403	-	15,403
Transaction costs		688,935	-	2,186,916	-
Arbitration settlement reserve	19	(212,234)	-	(951,878)	-
Restructuring costs		92,334	-	386,620	-
Legal settlement		3,381	-	187,105	-
Change in fair value of warrant liability	17	(133,216)	-	(1,844,094)	-
Change in fair value of convertible debt	14	(86,127)	-	(541,136)	-
		10,010,514	7,832,772	24,290,563	19,050,094
Net loss for the period before discontinued operations and taxes		(5,606,852)	(4,246,727)	(13,889,224)	(10,801,687)
Income tax recovery		11,469	17,770	16,496	54,276
Net loss for the period before discontinued operations		(5,595,383)	(4,228,957)	(13,872,728)	(10,747,411)

DISCONTINUED OPERATIONS
Gain on disposition of assets available for sale		-	46,915	-	46,915
Gain (loss) from discontinued operations		534,288	-	358,194	-
Net loss for the period from discontinued operations		534,288	46,915	358,194	46,915
Net loss for the period		(5,061,095)	(4,182,042)	(13,514,534)	(10,700,496)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation		212,040	(372,085)	100,687	(507,302)
Total comprehensive loss for the period		(4,849,055)	(4,554,127)	(13,413,847)	(11,207,798)

(Loss) profit for the period attributable to:
Owners of the parent		(5,061,095)	(4,182,042)	(13,514,534)	(10,714,214)
Non-controlling interest		-	-	-	13,718
	-	(5,061,095)	(4,182,042)	(13,514,534)	(10,700,496)

Basic and diluted net loss per share - continuing operations		(0.43)	(0.75)	(1.32)	(2.04)
Basic and diluted net loss per share - discontinued operations		0.04	0.01	0.03	0.01
Basic and diluted net loss per share		(0.39)	(0.74)	(1.29)	(2.03)
Weighted average number of common shares outstanding - basic and diluted		12,925,828	5,626,966	10,510,845	5,268,210

See accompanying notes to the condensed interim consolidated financial statements.

2

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.)

Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficiency)

(Unaudited)

(Expressed in United States Dollars)

	Number of Proportionate Voting Shares	Number of common shares	Share Capital	Contributed Surplus	Warrants	Contingently Issuable Shares and Options	Accumulated other comprehensive (loss) income	Non-Controlling Interest	Accumulated Deficit	Total Shareholders' Equity (Deficit)
		$ $		$ $		$ $		$ $		$ $

Balance, January 1, 2023	3,098	6,042,445	43,375,158	3,296,668	1,925,238	131,184	(269,053)	-	(41,303,530)	7,155,665
Conversion from Proportionate Voting Shares to Common	(3,098)	309,825	-	-	-	-	-	-	-	-
Impact of rounding down after exchange for GSQ Esports	-	(70)	-	-	-	-	-	-	-	-
Contingent consideration on acquisition of Cut+Sew (Note 11)	-	29,359	131,184	-	-	(131,184)	-	-	-	-
Acquisition of Engine	-	6,380,083	39,684,000	1,330,000	30,000	-	-	-	-	41,044,000
Reclassify former GSQ Esports Inc. warrants to warrant liability	-	-	-	-	(1,925,238)	-	-	-	-	(1,925,238)
Shares issued for legal settlements	-	29,929	183,187	-	-	-	-	-	-	183,187
Options (Note 16(a))	-	-	-	340,624	-	-	-	-	-	340,624
Options expired (Note 16(a))	-	-	-	(333,367)	-	-	-	-	333,367	-
Restricted share units (Note 16(b))	-	-	-	947,668	-	-	-	-	-	947,668
Restricted share units exercised (Note 16(b))	-	125,148	675,573	(675,573)	-	-	-	-	-	-
Restricted share units cancelled (Note 16(b))	-	-	-	(3,585)	-	-	-	-	3,585	-
Shares issued for debt	-	9,109	66,154	-	-	-	-	-	-	66,154
Other comprehensive loss	-	-	-	-	-	-	100,687	-	-	100,687
Net loss for the period	-	-	-	-	-	-	-	-	(13,514,534)	(13,514,534)
Balance, September 30, 2023	-	12,925,828	84,115,256	4,902,435	30,000	-	(168,366)	-	(54,481,112)	34,398,213

Balance, January 1, 2022	-	5,047,708	36,218,116	3,101,014	2,287,484	52,662	135,981	(90,474)	(24,059,541)	17,645,242
Conversion from Common to Proportionate Voting Shares	3,098	(309,825)	-	-	-	-	-	-	-	-
Private placements	-	1,236,311	6,162,534	-	140,677	-	-	-	-	6,303,211
Share issuance costs	-	-	(42,822)	-	-	-	-	-	-	(42,822)
Options granted	-	-	-	530,473	-	-	-	-	-	530,473
Options expired	-	-	-	(344,913)	-	-	-	-	344,913	-
Restricted share units	-	-	-	675,859	-	-	-	-	-	675,859
Restricted share units exercised	-	68,250	1,059,342	(1,059,342)	-	-	-	-	-	-
Warrants issued for credit facility	-	-	-	-	69,215	-	-	-	-	69,215
Non-controlling interest on sale of Biblos	-	-	-	-	-	-	-	76,756	(76,756)	-
Other comprehensive loss	-	-	-	-	-	-	(507,302)	-	-	(507,302)
Net loss for the period	-	-	-	-	-	-	-	13,718	(10,714,214)	(10,700,496)
Balance, September 30, 2022	3,098	6,042,444	43,397,170	2,903,091	2,497,376	52,662	(371,321)	-	(34,505,598)	13,973,380

See accompanying notes to the condensed interim consolidated financial statements.

3

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.)

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in United States Dollars)

		For the nine months ended
	Note	September 30, 2023	September 30, 2022
		$	$
OPERATING ACTIVITIES
Net loss for the period		(13,514,534)	(10,700,496)
Items not affecting cash:
Amortization and depreciation	8,9,13	2,650,013	2,030,108
Income tax recovery		(16,496)	(54,276)
Bade debt		-	114,750
Arbitration settlement reserve	19	(951,878)	-
Shares issued for legal settlements		187,105	-
Gain on settlement of patent litigation		(635,480)	-
Gain on disposition of assets available for sale		-	(46,915)
Change in provision for reclamation deposit		-	15,403
Change in fair value of warrant liability	17	(1,844,094)	-
Change in fair value of convertible debt	14	(541,136)	-
Non-cash interest expense		-	276,232
Share-based payments	16	1,288,292	1,206,332
		(13,378,208)	(7,158,862)
Changes in non-cash working capital:
Accounts and other receivables		903,822	(4,599,832)
Government remittances		(151,118)	-
Prepaid expenses and other current assets		176,019	(572,495)
Reclamation deposits		-	(2,532)
Assets held for sale		-	(48,980)
Accounts payable and accrued liabilities		2,911,966	3,808,353
Consideration payable		(260,000)	-
Deferred revenue		3,757	891,951
		3,584,446	(523,535)
		(9,793,762)	(7,682,397)
INVESTING ACTIVITIES
Purchase of property and equipment		-	(31,264)
Proceeds from sale of assets held for sale		-	49,356
Acquisition of Engine	5	11,278,691	-
		11,278,691	18,092
FINANCING ACTIVITIES
Proceeds from private placement		-	6,303,211
Share issue costs		-	(42,822)
Proceeds (payments) on promissory notes payable, net		185,397	(149,442)
Proceeds (payments) on line of credit, net		1,036,516	-
Payments on lease financing		(411,683)	(400,828)
Payments on credit facility		(825,510)
		(15,280)	5,710,119
Impact of foreign exchange on cash		3	(50,944)
Change in cash		1,469,652	(2,005,130)

Cash, beginning of period		977,413	6,028,232
Cash, end of period		2,447,065	4,023,102

See accompanying notes to the condensed interim consolidated financial statements.

4

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

1. Corporate information and going concern

(a) Corporate information

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) (“GameSquare” or the “Company”) is a corporation existing under the Business Corporations Act (British Columbia) (and was originally incorporated under the Business Corporations Act (Ontario) on April 8, 2011). The registered head office of the Company is 6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034.

GameSquare Holdings, Inc. (formerly Engine Gaming and Media, Inc.), (NASDAQ: GAME; TSXV: GAME) completed its plan of arrangement (the “Arrangement”) with GameSquare Esports Inc. (“GSQ”) on April 11, 2023, resulting in the Company acquiring all the issued and outstanding securities of GSQ (see Note 5).

The Arrangement constituted a Reverse Takeover of the Company by GameSquare Esports, Inc. with GameSquare Esports, Inc as the reverse takeover acquirer and the Company as the reverse takeover acquiree, under applicable securities laws and for accounting purposes under IFRS. At completion of the Arrangement Engine Gaming and Media, Inc. changed its name to GameSquare Holdings Inc.

GameSquare Esports, Inc was traded on the Canadian Securities Exchange (CSE) under the symbol “GSQ” and on the OTCQB Venture Market in the Unites States under the symbol “GMSQF” until April 11, 2023.

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Swingman LLC dba as Zoned, a gaming and lifestyle marketing agency, Code Red Esports Ltd. (“Code Red”), a UK based esports talent agency, NextGen Tech, LLC, dba as Complexity Gaming (“Complexity”), a leading esports organization, GameSquare Esports Inc. dba as Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries.

(b) Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $54,481,112 as of September 30, 2023 (December 31, 2022 –$41,303,530). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute its business strategy or be successful in future financing activities. As of September 30, 2023, the Company had a working capital deficiency of $15,990,852 (December 31, 2022 – working capital deficiency of $423,841) which is comprised of current assets less current liabilities.

These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

5

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

2. Basis of presentation

(a) Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited interim condensed consolidated financial statements are prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2022; and should be read in conjunction with those audited consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

These interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 15, 2023.

(b) Basis of consolidation

The interim condensed consolidated financial statements comprise the accounts of the Company and its controlled subsidiaries. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company’s material subsidiaries as of September 30, 2023, are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
Frankly Inc.	Canada	100%	Canadian Dollar
Stream Hatchet S.L.	Spain	100%	Euro
Code Red Esports Ltd.	United Kingdom	100%	UK Pound Sterling
GameSquare Esports, Inc.	Canada	100%	Canadian Dollar
GameSquare Esports (USA) Inc. (dba as Fourth Frame Studios)	USA	100%	US Dollar
GCN Inc.	USA	100%	US Dollar
NextGen Tech, LLC	USA	100%	US Dollar
Swingman LLC	USA	100%	US Dollar
Mission Supply LLC	USA	100%	US Dollar
SideQik, Inc.	USA	100%	US Dollar

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

6

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

(c) Functional and presentation currency

The functional currency of the Company is the US Dollar (“USD). The functional currencies of the Company’s subsidiaries are disclosed in Note 2(b). The presentation currency of the interim condensed consolidated financial statements is the US Dollar (“USD”).

3. Changes in significant accounting policies

In The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022, other than as noted below. The updates to and additional significant accounting policies are primarily resulting from the integration of the Engine acquisition.

New and updated significant accounting policies.

Functional and presentation currency and translation

The functional currency of the Company and its subsidiaries is disclosed in Note 2(b). The presentation currency of the consolidated financial statements is the US Dollar (“USD”).

The financial statements of entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities at the closing rate at the date of the Company’s consolidated statement of financial position and income and expenses at the average rate of the year (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments, except to the extent that the translation difference is allocated to non-controlling interest.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of loss.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control of its services to a customer.

The following provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and related revenue recognition policies:

Talent representation service revenues

Talent representation service revenue is recorded on completion of the event in which the talent management service has been provided.

Influencer promotional fees

Influencer marketing and promotional fees are recognized over the period during which the services are performed. Revenue and income from custom service contracts are determined on the percentage of completion method, based on the ratio of contract timepassed in the reporting period over estimated total length of the contract.

7

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Consulting fees and other revenues

Consulting fees and other revenues are recognized when the services have been performed.

Software-as-a-service

The Company enters into license agreements with customers for its content management system, video software, and mobile applications (Frankly), e-sports data platform (Stream Hatchet) and an influencer marketing platform (SideQik). These license agreements, generally non-cancellable, without paying a termination penalty, and multiyear, provide the customer with the right to use the Company’s application solely on a Company-hosted platform or, in certain instances, on purchased encoders. The license agreements also entitle the customer to technical support.

Revenue from these license agreements is recognized ratably over the license term. Early termination fees are recognized when a customer ceases use of agreed upon services prior to the expiration of their contract. These fees are recognized in full on the date the customer has completed their migration of the Company’s solutions and there is no continuing service obligation to the customer.

The Company charges its customers for the optional use of its content delivery network to stream and store videos. The revenue is recognized as earned based on the actual usage because it has stand-alone value and delivery is in control of the customer. The Company also charges its customers for the use of its ad serving platform to serve ads under local advertising campaigns. The Company reports revenue as earned based on the actual usage.

Advertising

Under national advertising agreements with advertisers, the Company sources, creates, and places advertising campaigns that run across the Company’s network of publisher sites. National advertising revenue, net of third-party costs, is shared with publishers based on their respective contractual agreements. The Company invoices national advertising amounts due from advertisers and remits payments to publishers for their share. Depending on the agreement with the publisher, the obligation to remit payment to the publisher is based on either billing to the advertiser or the collection of cash from the advertiser.

National advertising revenue is recognized in the period during which the ad impressions are delivered. The Company reports revenue earned through national advertising agreements either on a net or gross basis. The Company applies judgement in recognizing revenue earned through national advertising agreements on a net or gross basis based on the criteria as disclosed below.

Under national advertising agreements wherein the Company does not bear inventory risk and only has credit risk on its portion of the revenue, national advertising revenues are accounted for on a net basis and the publisher is identified as the customer.

In select national advertising agreements with its publishers, the Company takes on inventory risk and additional credit risk. Under these agreements, the Company either a) provides the publisher with a guaranteed minimum gross selling price per advertising unit delivered, wherein the greater of the actual selling price or guaranteed minimum selling price is used in determining the publisher’s share or b) provides the publisher with a fixed rate per advertising unit delivered, wherein the publisher is paid the fixed rate per advertising unit delivered irrespective of the actual selling price. Under these national advertising agreements, national advertising revenues are accounted for on a gross basis with the advertiser identified as the customer and the publisher identified as a supplier, with amounts billed to the advertiser reported as revenue and amounts due to the publisher reported as a revenue sharing expense, within expenses.

Also included in advertising revenue is advertising revenue generated by the Company’s various owned and operated properties.

8

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. When the Company acts in the capacity of an agent rather than as the principal in a transaction, the revenue recognized is the net amount of commission made by the Company.

Deferred revenue consists of customer advances for Company services to be rendered that will be recognized as income in future periods.

Cash and equivalents, and restricted cash

The “cash and cash equivalents” category consists of cash in banks, call deposits and other highly liquid investments with initial maturities of three months or less. Any investments in securities, investments with initial maturities greater than three months without early redemption feature and bank accounts subject to restrictions, other than restrictions due to regulations specific to a country or activity sector (exchange controls, etc.) are not presented as cash equivalents but as financial assets. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Restricted cash is presented as a separate category on the statement of financial position.

Accounts and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. A provision for impairment of trade accounts receivable is established based on a forward-looking “expected loss” impairment model. The carrying amount of the trade receivables is reduced using the provision for impairment account, and the amount of any increase in the provision for impairment is recognized in the consolidated statement of loss and comprehensive loss. When a trade receivable is uncollectible, it is written off against the provision for impairment account for trade accounts receivable. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of loss and comprehensive loss.

Property and equipment

Property and equipment are carried at historical cost less any accumulated depreciation and impairment losses. Historical cost includes the acquisition cost or production cost as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. When property and equipment include significant components with different useful lives, they are recorded and depreciated separately. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful life of the assets. Useful life is reviewed at the end of each reporting period.

After initial recognition, the cost model is applied to property and equipment. Where parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

The Company recognizes in the carrying amount of an item of property and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred. Depreciation is provided at rates calculated to write off the cost of property and equipment less their estimated residual value on the straight-line and declining balance methods, over the estimated useful lives, as follows:

Computer equipment	3 to 5 years, straight-line
Furniture and fixtures	5 years, straight-line
Leasehold improvements	Term of the lease

Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the “acquisition date”). Goodwill is measured as the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

9

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Intangible assets

Intangible assets include acquired software used in production or administration and brand names and customer relationships that qualify for recognition as an intangible asset in a business combination. They are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives, as these assets are considered finite. Residual values and useful lives are reviewed at each reporting date.

The useful lives of the intangibles are as follows:

Software	5 years
Brands	5-10 years
Customer relationships	5-20 years

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software. Subsequent expenditure on brands is expensed as incurred. Costs associated with maintaining computer software (expenditure relating to patches and other minor updates as well as their installation), are expensed as incurred.

Other intangible assets, such as brands, that are acquired by the Company are stated at cost less accumulated amortization and impairment losses. Expenditures on internally generated brands, mastheads or editorial pages, publishing titles, customer lists and items similar in substance is recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred.

Research costs are expensed when incurred. Development costs are capitalized when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design to produce new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Impairment of property and equipment, intangible assets, and goodwill

i) Timing of impairment testing

The carrying values of property and equipment and finite life intangible assets are assessed at the reporting date as to whether there is any indication that the assets may be impaired. Goodwill and indefinite life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired.

10

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

ii) Impairment testing

If any indication of impairment exists or when the annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are considered, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of loss and comprehensive loss.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of loss and comprehensive loss. Impairment losses relating to goodwill cannot be reversed.

Leases

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	The amount expected to be payable by the lessee under any residual value guarantees;
•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•	Payments of penalties for terminating the lease if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

11

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset)whenever:

•	The lease term has changed or there is a significant event or change in circumstances resulting in a change the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
•	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
•	A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Company did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Company applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘property and equipment’ policy.

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “other expenses” in profit or loss.

As a practical expedient, IFRS 16 Leases permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient. For contracts that contain a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Issuance of Units

The Company issues units that consist of shares and warrants. The fair value is allocated to the shares and warrants utilizing the relative fair value method.

Financial instruments

Financial assets

Recognition and Initial Measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

12

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Classification and Subsequent Measurement

On initial recognition, financial assets and liabilities are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

•	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, restricted cash, accounts and other receivables and advances.

•	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

•	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets measured mandatorily at fair value through profit and loss include publisher advance, promissory notes receivable and investment at FVTPL.

•	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss.

Business Model Assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and the way information is provided to management. Information considered in this assessment includes stated policies and objectives.

13

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Contractual Cash Flow Assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions, and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of Financial Assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial Liabilities

Recognition and Initial Measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, except for financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

•	Amortized cost - Financial liabilities are classified as measured at amortized cost unless they fall into one of the following categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, or commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

14

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

The Company’s accounts payable, accrued liabilities, players liability account, lease liabilities, credit facility payable, and line of credit do not fall into any of the exemptions and are therefore classified as measured at amortized cost.

•	Financial liabilities recorded at FVTPL - Financial liabilities are classified as FVTPL if they fall into one of the five exemptions detailed above, or they are derivatives or they are designated as such on initial recognition. The Company’s warrants that are not issued in exchange for goods or services and have characteristics of derivative financial liabilities as a result of the warrants that have an exercise price in a currency different from the functional currency of the Company, are measured as financial liabilities at FVTPL. The Company’s convertible debt is designated as financial liabilities at FVTPL.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included or deducted from the initial carrying amount of the asset or the liability.

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVTOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Derecognition of financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss.

Fair value measurement

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Level 1:	This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.
Level 2:	This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.
Level 3:	This level includes valuations based on inputs which are unobservable.

Offsetting

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

15

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and jointly controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options, and equity classified warrants are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

Share-based payments

The share-based payment plan allows Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized within share-based payments expense with a corresponding increase in equity.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is measured at grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share-based payment awards granted is measured using the Black‐Scholes option pricing model taking into account the terms and conditions upon which the awards were granted such as stock price, term, and stock volatility. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards, for which the related service and non-market vesting conditions are expected to be met.

16

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

For each Restricted Share Units (“RSU”) granted, the Company recognizes an expense equal to the market value of a common share at the date of grant and for each common share option granted, the Company recognizes an expense equal to the fair value of the option estimated using a Black Scholes model at grant date, based on the number of RSUs/options expected to vest, recognized over the term of the vesting period, with a corresponding increase to contributed surplus. Share based payments expense is adjusted for subsequent changes in management’s estimate of the number of RSUs/options that are expected to vest. The effect of these changes is recognized in the period of the change.

The Company’s warrants having an exercise price in the functional currency of the Company that are not issued in exchange for good and services are equity measured and the fair value at grant date for these warrants is classified within contributed surplus.

For equity-settled share-based payment transactions, including share options and RSUs granted to officers and directors of the Company and warrants granted to advisors in a financing transaction, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

Discontinued operations and assets held for sale

A non-current asset or a group of assets and liabilities is a disposal group when the carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable. Non-current assets or disposal groups classified as held for sale are measured at the lower of carrying amounts and fair value less costs to sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held‑for‑sale.

Discontinued operations are presented on a single line of the consolidated statements of loss and comprehensive loss for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations. In addition, the cash flows generated by the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.

Segment reporting

A segment is a distinguishable component of the Company that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

17

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

New accounting standards

Effective January 1, 2023, the Company adopted the following new accounting standards. Adoption of these standards on January 1, 2023, did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 8 – Definition of accounting estimates

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 12 – Deferred Taxes related to Assets and Liabilities arising from a Simple Transaction

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 – Non-current Liabilities with Covenants

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 8 – Definition of Accounting Estimates

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

Amendments to IAS 21 – Lack of Exchangeability

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be on the Company’s financial statements.

4. Significant judgments, estimates and assumptions

The preparation of these interim condensed consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the interim condensed consolidated financial statements.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.

Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these interim condensed consolidated financial statements are outlined below.

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is material uncertainty regarding the Company’s ability to continue as a going concern.

18

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

(a) Significant estimates and critical judgments

Information about significant estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

Note 1	Going concern;
Note 17	Valuation of warrant liability;
Note 9	Intangible assets and goodwill;
Notes 16	Valuation of share-based payments;
Note 14	Valuation of convertible debt; and
Note 19	Contingencies.

(b) Uncertainty about the effects of COVID-19

The global COVID-19 pandemic remains an evolving situation. The Company will continue to actively monitor the developments of the pandemic and may take further actions that could alter business operations as may be required by federal, state, local, or foreign authorities, or that management determines are in the best interests of our employees, customers, partners, and shareholders. It is not clear what effects any such potential actions may have on the Company’s business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, the Company’s reputation, financial condition, results of operations, revenue, cash flows, liquidity, or stock price.

5. Acquisitions

Acquisition of GameSquare Esports, Inc.

On April 11, 2023, GameSquare Esports, Inc. completed its plan of arrangement with Engine Gaming and Media, Inc. (“Engine”) resulting in Engine acquiring all the issued and outstanding securities of GameSquare Esports, Inc.

Resulting from the Arrangement, Engine acquired all issued and outstanding GameSquare Esports, Inc. shares based on one GameSquare Esports, Inc. share in exchange for 0.020655 of an Engine common share (the “Exchange Ratio”). Each outstanding option of GameSquare was exchanged for an Engine option entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the options will remain the same. Each outstanding restricted share unit of GameSquare will be exchanged for an Engine restricted share unit entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the restricted share units will remain the same. Each outstanding warrant of GameSquare will be adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Engine common shares, adjusted on the basis of the Exchange Ratio.

At completion of the Arrangement Engine Gaming and Media, Inc. changed its name to GameSquare Holdings, Inc.

All transaction costs associated with this acquisition were expensed as incurred. The loss attributed to acquiree’s operations from the acquisition date to September 30, 2023, was $3,157,891, with revenue of $17,104,697.

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition. The estimated fair values are preliminary and based on the information that was available as of that date.

19

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

The following preliminary table summarizes the consideration for the acquisition:

Purchase Price Consideration Paid	#	$

Common shares	6,380,083	39,684,000
Warrants - Equity	877,891	30,000
Options - Vested	237,996	1,210,000
RSUs - Vested	23,339	120,000
	7,519,309	41,044,000

The preliminary purchase price allocation is as follows:

Fair value of identifiable assets acquired
Cash	11,278,691
Restricted cash	47,455
Accounts and other receivables	7,464,661
Government remittances	1,064,103
Prepaid expenses and other current assets	744,699
Investment at FVTPL	3,188,749
Property and equipment	128,823
Goodwill	25,600,499
Intangible - Software	4,970,000
Intangible - Brand name	3,170,000
Intangible - Customer relationships	9,610,000
Right-of-use assets	4,042
Accounts payable	(12,578,714)
Accrued liabilities	(2,840,322)
Players liability account	(47,455)
Deferred revenue	(1,195,429)
Promissory notes payable	(450,083)
Warrant liability	(153,275)
Arbitration reserve	(1,469,753)
Lease liabilities	(381,358)
Convertible debt	(7,111,333)
41,044,000

As part of the settlement of the Locton case see (see Note 19), the promissory notes payable in the table above have been forgiven. The Company recognized a non-cash gain in the Gain (loss) from discontinued operations  line of the Condensed Interim  Consolidated Financial Statements for the three and nine months ended September 30, 2023.

Significant judgments and assumptions related to the valuation and useful lives of certain classes of assets acquired are as follows:

i) Intangible assets, software

The fair value of the software intangible assets was determined based on the relief from royalty method under the income approach. The software intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) revenue projections; (ii) royalty rates of 3.0%, 6.0% and 10%; (iii) tax rates of 25.0%, 26.0%, and 26.5% (iv) discount rates of 10%, 11.5% and 12.0%; (v) long-term growth rate of 3.0%. These assets are amortized on a straight-line basis over the estimated useful life of five years.

20

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

ii) Intangible assets, brand

The fair value of the brand name intangible assets was determined based on the relief from royalty method under the income approach. The software intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) revenue projections; (ii) royalty rates of 1.0%, 1.5% and 3.0%; (iii) tax rates of 25.0%, 26.0% and 26.5% (iv) discount rates of 12.0%, 12.5% and 13.0%; (v) long-term growth rate of 3.0%. These assets are amortized on a straight-line basis over the estimated useful life of ten years.

iii) Intangible assets, customer relationships

The fair value of the customer relationship intangible assets was determined based on the relief from royalty method under the income approach. The software intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) revenue projections; (ii) attrition rates of 5.0%, 7.5%, and 15%; (iii) tax rates of 25.5%, 26.0%, and 27.0% (iv) discount rates of 12.5%,13.0%, and 13.5%. These assets are amortized on a straight-line basis over the estimated useful life of twenty years.

iv) Goodwill

The difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed represents goodwill of $25,600,499.

The goodwill recorded represents the following:

•	Cost savings and operating synergies expected to result from combining the operations of Engine with those of the Company.
•	Intangible assets that do not qualify for separate recognition such as the assembled workforce.

6. Accounts and other receivables

The Company’s accounts and other receivables are comprised of the following:

	September 30, 2023	December 31, 2022
	$	$

Trade accounts receivable	14,764,297	8,114,542
Tax receivable	70,487	88,874
Other receivables	57,175	127,704
	14,891,959	8,331,120

7. Investment at FVTPL

In conjunction with completion of the Arrangement, the Company acquired a 20.48% interest in One Up Group, LLC (“One Up”). One Up operates a mobile app which allows gamers to organize and play one-on-one matches with other gamers and compete for money.

The fair value of the Company’s investment in One Up is estimated at each reporting period, with reference to valuations underlying privately placed financing transactions closed by One Up and is classified with a level 3 in the fair value hierarchy (see Note 21). The fair value of this investment was $3,188,749 on both April 11, 2023, and September 30, 2023.

21

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

8. Property and equipment

A continuity of the Company’s property and equipment is as follows:

Cost	Equipment	Leasehold improvements	Total
	$	$	$

December 31, 2021	238,988	3,655,734	3,894,722
Additions	31,251	-	31,251
Foreign exchange	(583)	(115)	(698)
December 31, 2022	269,656	3,655,619	3,925,275

December 31, 2022	269,656	3,655,619	3,925,275
Acquisition of Engine	128,823	-	128,823
Additions	-	-	-
Foreign exchange	(85)	-	(85)
September 30, 2023	398,394	3,655,619	4,054,013

Accumulated depreciation	Equipment	Leasehold improvements	Total
	$	$	$

December 31, 2021	27,434	238,530	265,964
Depreciation	112,938	544,653	657,591
Foreign exchange	(163)	-	(163)
December 31 2022	140,209	783,183	923,392

December 31, 2022	140,209	783,183	923,392
Depreciation	108,241	408,489	516,730
Foreign exchange	(5)	-	(5)
September 30, 2023	248,445	1,191,672	1,440,117

Net book value	Equipment	Leasehold improvements	Total
	$	$	$

December 31, 2022	129,447	2,872,436	3,001,883
September 30, 2023	149,949	2,463,947	2,613,896

22

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

9. Intangibles and goodwill

Intangibles

A continuity of the Company’s intangibles is as follows:

Cost	Customer relationships	Brand name	Software	Total
	$	$	$	$

December 31, 2021	2,417,937	6,043,981	-	8,461,918
Foreign exchange	(154,602)	(386,451)	-	(541,053)
December 31, 2022	2,263,335	5,657,530	-	7,920,865

December 31, 2022	2,263,335	5,657,530	-	7,920,865
Acquisition of Engine	9,610,000	3,170,000	4,970,000	17,750,000
Foreign exchange	4,018	10,043	-	14,061
September 30, 2023	11,877,353	8,837,573	4,970,000	25,684,926

Accumulated amortization	Customer relationships	Brand name	Software	Total
	$	$	$	$

December 31, 2021	417,617	677,860	-	1,095,477
Amortization	471,211	1,177,859	-	1,649,070
Impairment	472,018	229,405	-	701,423
Foreign exchange	(45,246)	(89,696)	-	(134,942)
December 31, 2022	1,315,600	1,995,428	-	3,311,028

December 31, 2022	1,315,600	1,995,428	-	3,311,028
Amortization	442,266	938,139	466,363	1,846,768
Foreign exchange	1,813	1,593	-	3,406
September 30, 2023	1,759,679	2,935,160	466,363	5,161,202

Net book value	Customer relationships	Brand name	Software	Total
	$	$	$	$

December 31, 2022	947,735	3,662,102	-	4,609,837
September 30, 2023	10,117,674	5,902,413	4,503,637	20,523,724

The Company reviews the carrying value of its intangible assets with definite lives at each reporting period for indicators of impairment. During the year ended December 31, 2022, the Company recorded an impairment of intangible assets acquired on the acquisition of Code Red of $701,423.

23

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Goodwill

A continuity of the Company’s goodwill is as follows:

$

Balance, December 31, 2022 and 2021	-
Acquisition of Engine	25,600,499
Balance, September 30, 2023	25,600,499

10. Prepaid expenses and other current assets

Prepaid expenses and other assets consist primarily of prepaid expenses such as insurance as well as acquisition costs of players and security deposits. Acquisition costs of players are amortized on a straight-line basis over the players’ contract terms.

11. Credit facility payable

On June 30, 2022, the Company entered into an agreement for a $5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company. The Facility matures on June 30, 2023 (the “Maturity Date”). The Company may, by written notice to the lender, extend the Maturity Date by one year from the date of the then applicable Maturity Date; provided that any such request is made no more than 90 days or less than 45 days, prior to the then applicable Maturity Date. This credit facility was paid off during the quarter ended June 30, 2023, and has not been renewed.

Interest accrued on the outstanding principal amount of the Facility from and including the date of the advance of funds, as well as on all overdue amounts outstanding in respect of interest, costs or other fees, expenses or other amounts payable under the Facility, at an interest rate, calculated and payable in arrears on (i) the last business day of each calendar month, (ii) the date of any prepayment of all or any portion of the principal amount of the Facility, and (iii) the Maturity Date (each, an “Interest Payment Date”), as well as after each of maturity, default and judgment. The Facility bears interest based on the sum of the SOFR published for the second U.S. Government Securities Business Day prior to the end of the period ending on an Interest Payment Date. The Facility provides for the issuance of warrants to the lender on the date of signing of the Facility and with respect to each draw down on the Facility.

During the nine months ended September 30, 2023, the Company accrued $23,266 in interest on the loan. On September 30, 2023, the principal and accrued interest were carried at $0 (December 31, 2022 - $802,328). In addition, the Company incurred legal costs of $80,133 during the nine months ended September 30, 2023 (see Note 18).

12. Line of Credit

On September 14, 2023, the Company entered into an accounts receivable financing and security agreement with a maximum availability of $10 million for a three-year term with SLR Digital Finance, LLC (“the Facility”). The Facility matures on September 14, 2026. Interest accrues on the outstanding principal amount of the Facility at a rate equal to the greater of Prime plus 4.00% or 9.50%. The terms of the Facility provide for the lender to fund 85% of the purchased accounts receivable and carry various service fees.

During the three and nine months ended September 30, 2023, the Company accrued $16,067 in interest on the loan. On September 30, 2023, the principal and accrued interest were carried at $1,036,516. In addition, the Company incurred fees of $42,937 during the three and nine months ended September 30, 2023

24

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

13. Leases

On April 11, 2023, the Company acquired lease liabilities as part of the Arrangement (see Note 5). On June 30, 2021, the Company acquired Complexity. Complexity leases a building in Frisco, Texas.

A reconciliation of the of right of use assets for the nine months ended September 30, 2023, and year ended December 31, 2022, is as follows:

$

December 31, 2021	2,761,961
Depreciation	(376,631)
December 31, 2022	2,385,330

December 31, 2022	2,385,330
Acquisition of Engine	4,042
Depreciation	(286,515)
September 30, 2023	2,102,857

Lease liabilities are measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities.

A reconciliation of the lease liabilities for the nine months ended September 30, 2023, and year ended December 31, 2022, is as follows:

	Equipment	Office lease	Total
	$	$	$

Balance, December 31, 2021	-	3,000,031	3,000,031
Interest expense	-	233,793	233,793
Payments	-	(535,147)	(535,147)
Balance, December 31, 2022	-	2,698,677	2,698,677

Balance, December 31, 2022	-	2,698,677	2,698,677
Acquisition of Engine	4,400	376,958	381,358
Interest expense	60	158,220	158,280
Payments	(4,460)	(407,223)	(411,683)
Balance, September 30, 2023	-	2,826,632	2,826,632

25

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

	Office lease	Total
	$	$
As of September 30, 2023:
Less than one year	736,933	736,933
Greater than one year	2,089,699	2,089,699
Total lease obligation	2,826,632	2,826,632

The future minimum undiscounted lease payments as of September 30, 2023, are presented below:

Maturity analysis - contractual undiscounted cash flows as of September 30, 2023:
	Office lease	Total

Less than one year	950,079	950,079
Greater than one year	2,501,620	2,501,620
Total undiscounted lease obligation	3,451,699	3,451,699

14. Convertible debt

In conjunction with completion of the Arrangement, the Company acquired the following Convertible debt (see Note 5):

The reconciliation of the convertible debt for the nine months ended September 30, 2023, is as follows:

	2020 Series	EB CD	Total
	$	$	$

Balance, December 31, 2022 and 2021	-	-	-
Acquisition of Engine	2,082,304	5,029,029	7,111,333
Interest expense	41,233	234,589	275,822
Accrued interest on conversion / interest payments	-	(250,000)	(250,000)
Change in fair value	(622,693)	81,557	(541,136)
Balance, September 30, 2023	1,500,844	5,095,175	6,596,019

The Company’s convertible debt obligations are classified between current and non-current liabilities on September 30, 2023, as follows:

$
As of September 30, 2023:
Less than one year	5,095,175
Greater than one year	1,500,844
Total convertible debt obligation	6,596,019

(a) 2020 Series

On September 1, 2022, Engine extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. Key terms include (a) maturity date of August 31, 2025, (b) interest rate of 7% (interest to be paid in full at maturity) and (c) conversion price of $4.40. Fair value as of September 30, 2023, was estimated using a binomial lattice method. The key assumptions used included share price of $2.15, conversion price of $4.40, 1.92-year remaining term, 7% interest rate, expected volatility of 115%, 5.06% risk free interest rate and 0% expected dividend yield.

26

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

As of September 30, 2023, and on April 11, 2023 (the Arrangement completion date) the fair value of the 2020 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2020 Series	September 30, 2023(US$)	April 11, 2023 (US$)

Share price	2.15	6.09
Conversion price	4.40	4.40

Term, in years	1.92	2.39
Interest rate	7%	7%
Expected volatility	115.00%	105.00%
Risk-free interest rate	5.06%	3.89%
Expected dividend yield	0%	0%

(b) EB CD

On February 24, 2021, Engine issued a secured convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $41.00 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $60.00 per share for a period of three years from the issuance of the EB CD. The EB CD has an original term of three years, with a maturity date of February 24, 2024. The convertible debenture is secured by Engine’s assets.

As of September 30, 2023, and on April 11, 2023 (the Arrangement completion date) the fair value of the EB CD convertible debenture was estimated using the binomial lattice model with the below assumptions:

EB CD	September 30, 2023 (US$)	April 11, 2023 (US$)

Share price	2.15	6.09
Conversion price	41.00	41.00
Warrant exercise price	60.00	60.00

Term, in years	0.40	0.87
Interest rate	10%	10%
Expected volatility	90.00%	135.00%
Risk-free interest rate	5.54%	4.70%
Expected dividend yield	0%	0%

27

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

(c) Fair value

The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique and key inputs used).

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value

Convertible debt	The fair value of the convertible debentures as of September 30, 2023 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:

Share price USD $2.15 Risk-free interest rate (5.06% to 5.54%) Dividend yield (0%) Key unobservable inputs Credit spread (6.20% to 8.60%) Discount for lack of marketability (0%)

The share price was higher (lower)

The risk-free interest rate was higher (lower)

The dividend yield was lower (higher)

The credit spread was lower (higher)

The discount for lack of marke1ability was lower (higher)

Convertible debt	The fair value of the convertible debentures as of April 11, 2023 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:

Share price USD $6.09 Risk-free interest rate (3.89% to 4.7%) Dividend yield (0%) Key unobservable inputs Credit spread (7.92% to 10.27%) Discount for lack of marketability (0%)

The share price was higher (lower)

The risk-free interest rate was higher (lower)

The dividend yield was lower (higher)

The credit spread was lower (higher)

The discount for lack of marke1ability was lower (higher)

28

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

15. Capital Stock

(a) Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

(b) Issued and outstanding, common shares

	Number of Proportionate Voting Shares	Number of common shares	Share Capital
	#	#	$

Balance, December 31, 2021	-	5,047,708	36,218,116
Conversion from Common to Proportionate Voting Shares	3,098	(309,825)	-
Private placements	-	1,236,311	6,162,534
Share issuance costs	-	-	(42,822)
Restricted share units exercised	-	68,250	1,059,342
Balance, September 30, 2022	3,098	6,042,444	43,397,170
	Number of Proportionate Voting Shares	Number of common shares	Share Capital
	#	#	$

Balance, December 31, 2022	3,098	6,042,445	43,375,158
Conversion from Proportionate Voting Shares to Common	(3,098)	309,825	-
Impact of rounding down after exchange for GSQ Esports	-	(70)	-
Contingent consideration on acquisition of Cut+Sew	-	29,359	131,184
Acquisition of Engine	-	6,380,083	39,684,000
Shares issued for legal settlements	-	29,929	183,187
Restricted share units exercised	-	125,148	675,573
Shares issued for debt	-	9,109	66,154
Balance, September 30, 2023	-	12,925,828	84,115,256

(c) Activity for the periods presented

Nine months ended September 30, 2022

On May 30, 2022, the Company closed the first tranche of a non-brokered private placement. The Company issued 413,935 common shares of the Company at a price of CAD$6.78 per common share for gross proceeds of $2,215,811 (CAD$2,805,660). The Company incurred legal and other expenses totaling $38,063 in connection with the private placement.

On June 23, 2022, 309,825 common shares were converted into 3,098 PVS.

On July 20, 2022, the Company closed the second tranche of a non-brokered private placement. The Company issued 19,132 common shares of the Company at a price of CAD$6.78 per common share for gross proceeds of $100,652 (CAD$129,680).

29

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

On August 11, 2022, the Company closed the third tranche of a non-brokered private placement. The Company issued 185,659 common shares of the Company at a price of CAD$6.78 per common share for gross proceeds of $986,748 (CAD$1,258,400). The Company incurred legal and other expenses totaling $4,759 in connection with the private placement.

On September 30, 2022, the Company closed a non-brokered private placement financing of 617,585 units at a price of CAD$6.78 per unit for gross proceeds of $3,000,000 (CAD$4,186,000). Each unit consists of one common share of the Company and 0.20 of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one additional common share at an exercise price of CAD$0.20 commencing on September 30, 2023, and expiring on September 30, 2027. The gross proceeds were prorated to common shares and warrants based on their relative fair values.

During the nine months ended September 30, 2022, 68,250 shares were issued on the exercise of RSUs.

Nine months ended September 30, 2023

On March 10, 2023, 29,359 common shares of the Company were issued for contingent consideration on the acquisition of Cut+Sew.

On March 24, 2023, 9,109 commons shares were issued in settlement of outstanding amounts payable of $66,154.

On April 3, 2023, 3,098 PVS were converted into 309,825 common shares.

On April 11, 2023, 6,380,083 shares of the Company were issued for the completion of the Arrangement (Acquisition of Engine).

On April 3 and 10, 2023, an aggregate of 29,929 shares of the Company were issued to settle legal matters.

During the nine months ended September 30, 2023, 125,148 shares were issued on the exercise of RSUs (see Note 16(b)).

16. Share based payments

On April 11, 2023, the Company adopted the amended and restated Omnibus equity incentive plan (“Omnibus Plan”). Under the Omnibus plan, the total number of common shares reserved and available for grant and issuance pursuant to stock options shall not exceed 10% of the then issued and outstanding shares.

Options may be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company. The Option price for shares that are the subject of any Option shall be fixed by the Board when such option is granted but shall not be less than the Market value of such shares at the time of grant.

The Omnibus Plan allows the Company to award restricted share units to officers, employees, directors and consultants of the Company and its subsidiaries upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee. The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the board.

The TSXV requires the Company to fix the number of common shares to be issued in settlement of awards that are not options. The maximum number of Shares available for issuance pursuant to the settlement of RSU shall be an aggregate of 1,067,147 Shares.

30

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

(a) Options

The following is a summary of stock options outstanding on September 30, 2023, and December 31, 2022, and changes during the periods then ended by option exercise currency:

		Weighted-average
		Exercise price
	Number of options	USD
	#	$

Balance, December 31, 2022 and 2021	-	-
Acquisition of Engine	261,929	5.15
Expired	(450)	2.60
Cancelled	(1,562)	2.47
Balance, September 30, 2023	259,917	5.15

		Weighted-average
		Exercise price
	Number of options	CAD
	#	$

Balance, December 31, 2021	400,331	21.79
Granted	95,013	15.49
Cancelled	(36,680)	22.27
Balance, December 31, 2022	458,664	20.33

Balance, December 31, 2022	458,664	20.33
Granted	20,655	6.29
Cancelled	(64,031)	19.29
Balance, June 30, 2023	415,288	19.37

31

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Information relating to options outstanding by exercise currency as of September 30, 2023, is as follows:

		Weighted average exercise price	Weighted average remaining contractual term
Expiry date	Outstanding options	USD	(Years)
August 25, 2025	85	315.95	1.90
February 10, 2026	328	315.95	2.37
May 23, 2026	2	315.95	2.65
June 24, 2026	3,665	2.60	2.73
July 2, 2026	1,122	2.60	2.76
August 20, 2026	250	2.60	2.89
January 31, 2027	375	2.60	3.34
March 3, 2027	250	315.95	3.42
April 12, 2027	25,000	7.20	3.53
August 10, 2027	25,000	3.60	3.86
September 30, 2027	9,750	2.40	4.00
October 1, 2027	5,625	2.48	4.01
October 31, 2027	20,479	2.60	4.09
November 3, 2027	33	315.95	4.10
December 1, 2027	68,123	2.60	4.17
March 31, 2028	11,250	5.40	4.50
May 26, 2029	80,099	3.64	5.66
November 7, 2029	3,311	2.60	6.11
June 14, 2031	2,670	42.13	7.71
November 23, 2031	2,500	39.28	8.15
	259,917	5.15	4.60

		Weighted average exercise price	Weighted average remaining contractual term
Expiry date	Outstanding options	CAD	(Years)
October 2, 2023	712	29.48	0.01
April 28, 2024	7,229	22.75	0.58
November 25, 2025	19,106	23.24	2.16
January 22, 2026	41,310	21.30	2.32
February 24, 2026	5,164	24.21	2.41
March 2, 2026	10,328	22.75	2.42
March 16, 2026	20,655	21.30	2.46
April 28, 2026	22,721	22.75	2.58
July 5, 2026	47,507	24.69	2.76
September 21, 2026	132,117	21.06	2.98
February 16, 2027	4,131	16.95	3.38
March 1, 2027	21,688	16.95	3.42
March 23, 2027	19,622	16.95	3.48
August 30, 2027	26,593	8.52	3.92
August 30, 2027	6,455	9.68	3.92
September 14, 2027	5,164	6.20	3.96
November 21, 2027	4,131	9.68	4.15
February 22, 2033	20,655	6.29	9.41
	415,288	19.37	3.20

32

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

On February 22, 2023, the Company granted 20,655 options to a consultant of the Company. 5,164 of the options vest on the date of grant with the remaining options vesting in 24 equal monthly installments. Each option is exercisable at a price of CAD$6.29 per common share and expires February 22, 2033. The fair market value of the options of $72,541 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$6.29 based on the closing price of the Company’s shares on February 21, 2023, risk free rate of 3.37%, expected volatility of 66.72%, an estimated life of 10 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period.

During the nine months ended September 30, 2023, the Company expensed $309,893 in share-based compensation related to the vesting of options.

(b) RSUs

The following is a summary of RSUs outstanding on September 30, 2023, and December 31, 2022, and changes during the periods then ended:

Number
#

Balance, December 31, 2021	108,277
Granted	87,784
Exercised	(68,250)
Cancelled	-
Balance, December 31, 2022	127,811

Balance, December 31, 2022	127,811
Acquisition of Engine	41,442
Granted	623,078
Exercised	(125,148)
Cancelled	(2,586)
Balance, September 30, 2023	664,597

On February 22, 2023, the Company granted 20,655 RSUs to a consultant of the Company. 5,164 of the RSUs vested on the date of grant with the remaining RSUs vesting in 24 equal monthly installments. The estimated fair value of the RSUs on the date of grant is amortized over the vesting period.

On March 10, 2023, the Company granted 46,703 RSUs to directors, officers, employees, and consultants of the Company. The RSUs vested immediately on the date of grant. On March 24, 2023, 46,083 of these RSUs were exercised for common shares of the Company and 620 were cancelled.

During the quarter ended September 30, 2023, the Company granted 555,720 RSUs to directors, officers, and consultants of the Company. The RSUs 12 months after the date of grant.

During the nine months ended September 30, 2023, the Company recognized expense for RSUs of $572,492.

33

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

17. Warrants

Liability measured warrants having CAD exercise price

The following is a summary of liability measured warrants outstanding on September 30, 2023, and changes during the period then ended.

Amount
$

Balance at December 31, 2022 and 2021	-
Acquisition of Engine	153,275
Reclassify former GSQ Esports Inc. warrants to warrant liability	1,925,238
Change in fair value	(1,844,094)
Foreign exchange	(97,708)
Balance, September 30, 2023	136,711

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$

Outstanding, December 31, 2022 and 2021	-	-
Acquisition of Engine	269,601	30.00
Reclassify former GSQ Esports Inc. warrants to warrant liability	927,228	23.51
Expired	(438,918)	29.05
Outstanding as of September 30, 2023	757,911	22.61

The following table reflects the liability measured warrants issued and outstanding as of September 30, 2023:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price CAD	Average remaining contractual life (years)
July 8, 2024	111,495	30.00	0.77
July 25, 2024	100,406	30.00	0.82
August 8, 2024	57,700	30.00	0.86
February 19, 2024	28,037	29.05	0.39
March 4, 2024	196,614	29.05	0.43
July 22, 2024	30,724	19.37	0.81
June 30, 2024	92,829	6.78	0.75
September 30, 2027	123,930	9.68	4.00
June 30, 2024	16,176	6.29	0.75
	757,911	$22.61	1.21

As of September 30, 2023, the fair value of the 757,911 warrants outstanding (April 11, 2023 – 1,196,829) was determined to be $136,711 (April 11, 2023 – $2,078,513) as calculated using the Black Scholes option pricing model with the following range of assumptions: 0.39 – 4.00 years (April 11, 2023 – 0.28 – 4.47 years) as expected average life; share price of CAD$2.91 (April 11, 2023 – CAD$8.20); exercise price of CAD$6.29 – CAD$30.00 (April 11, 2023 – CAD$6.29 – CAD$30.00); 90% expected volatility (April 11, 2023 – 90%); risk free interest rate of 4.26% – 5.45% (April 11, 2023 – 3.09% - 4.55%); and an expected dividend yield of 0%.

34

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Equity measured warrants having USD exercise price

The following is a summary of liability measured warrants outstanding on September 30, 2023, and changes during the period then ended.

Amount
$

Balance at December 31, 2021	2,287,484
Private placements	140,677
Warrants issued for credit facility	96,359
Warrants expired	(599,282)
Balance, December 31, 2022	1,925,238

Balance at December 31, 2022	1,925,238
Acquisition of Engine	30,000
Reclass equity warrants to warrant liability	(1,925,238)
Balance, September 30, 2023	30,000

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$

Outstanding, December 31, 2021	953,986	26.14
Private placements	123,930	9.68
Warrants issued for credit facility	109,005	6.78
Warrants expired	(259,693)	19.37
Outstanding as of December 31, 2022	927,228	23.51

Outstanding, December 31, 2022	927,228	23.51
Reclassify former GSQ Esports Inc. warrants to warrant liability	(927,228)	23.51
Outstanding as of September 30, 2023	-	-

		Weighted-average
	Number of	exercise price
	warrants	USD
	#	$

Outstanding, December 31, 2022	-	-
Acquisition of Engine	877,891	60.00
Outstanding as of September 30, 2023	877,891	60.00

The following table reflects the equity measured warrants issued and outstanding as of September 30, 2023:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise priceUSD	Average remaining contractual life (years)
January 8, 2024	467,196	60.00	0.27
January 22, 2024	130,724	60.00	0.31
February 24, 2024	264,556	60.00	0.40
August 19, 2024	12,499	60.00	0.89
September 15, 2024	2,916	60.00	0.96
	877,891	$60.00	0.33

35

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

18. Related party transactions

Key management personnel compensation:

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$

Total compensation paid to key management	264,958	263,957	1,217,671	774,624
Share based payments	204,898	15,436	386,938	244,641

Credit facility payable

On June 30, 2022, the Company entered into an agreement for a $5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company by virtue of one of its directors. The Facility matured on June 30, 2023 (the “Maturity Date”). During the three months ended March 31, 2023, the Company accrued $23,266 in interest and $80,133 in legal fees in connection with the Facility. This credit facility was paid off during the quarter ended June 30, 2023, and has not been renewed (see Note 11).

Convertible debenture with a director of the Company as counterparty

On September 1, 2022, Engine extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. Key terms include (a) maturity date of August 31, 2025, (b) interest rate of 7% (interest to be paid in full at maturity) and (c) conversion price of $4.40. The convertible debenture is beneficially held by a director of the Company. The participation of a director in the original issuance of the convertible debenture constitutes a “related party transaction” as such term is defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on an exemption from the formal valuation requirements and the minority shareholder approval requirements under MI 61-101 as the fair market value of the convertible debenture did not exceed 25% of the market capitalization of the Company.

19. Contingencies and commitments

Management commitments

The Company is party to certain management contracts. These contracts require payments of approximately $600,000 to be made upon the occurrence of a change in control and termination without cause to certain officers of the Company. The Company is also committed to payments upon termination without cause of approximately $1,100,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation deposits held in trust for the Alberta Energy Regulator of CAD$343,691 to be remote, the outcome of any such contingent matters is inherently uncertain.

36

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Litigation and arbitration

In April 2020, Engine announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 241,666 common shares of the Company and other considerations, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 241,666 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue 241,666 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $517,875, which represents the fair value of the common shares directed to be delivered as of September 30, 2023. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to the Company. The relief sought includes rescission of the sale of Winview to the Company and compensatory damages. The defendants have filed a motion to dismiss the claims. By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview. This matter was settled in September 2023.

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending, and the court’s review of these motions has been suspended pending the outcome of inter partes review proceedings filed with the United States Patent Office regarding some of the patents involved in these actions. In September of 2023, in connection with the settlement of the Lockton action, Winview Inc. transferred patents, including the four that are subject of the District Court actions, to an independent entity, WinView IP Holdings, LLC, which has assumed responsibility for the prosecution of these actions.

By Order to Continue dated May 5, 2022, the Company was substituted in as the plaintiff in a matter pending in the Ontario Superior Court of Justice, seeking recovery of €1,903,153 of principal and additional amounts of accrued interest under promissory notes acquired by the Company. The matter is in the discovery stage.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

37

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

20. Revenue and segmented information

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s chief executive officer as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses gross profit, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company has one operating segment under IFRS 8.

The following disaggregates revenue by revenue stream and geographic region for the three and nine months ended September 30, 2023, and 2022.

Three months ended September 30, 2023
	United Kingdom	USA	Canada	Spain	Total
Revenue channel	$	$	$	$	$
Team Revenue	-	4,543,603	-	-	4,543,603
Agency Revenue	965,377	8,204,583	-	-	9,169,960
SaaS	-	1,576,397	-	755,089	2,331,486
Total Revenue	965,377	14,324,583	-	755,089	16,045,049

Cost of sales	812,018	10,743,394	-	85,975	11,641,387
Gross profit	153,359	3,581,189	-	669,114	4,403,662

Three months ended September 30, 2022
	United Kingdom	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$
Team Revenue	-	4,151,041	-	-	4,151,041
Agency Revenue	1,540,915	4,441,324	-	-	5,982,239
SaaS	-	-	-	-	-
Total Revenue	1,540,915	8,592,365	-	-	10,133,280

Cost of sales	1,268,089	5,279,146	-	-	6,547,235
Gross profit	272,826	3,313,219	-	-	3,586,045

38

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Nine months ended September 30, 2023
	United Kingdom	USA	Spain	Total
Revenue channel	$	$	$	$
Team Revenue	-	9,581,162	-	9,581,162
Agency Revenue	2,373,925	18,637,266	-	21,011,191
SaaS	-	3,224,951	1,417,268	4,642,219
Total Revenue	2,373,925	31,443,379	1,417,268	35,234,572

Cost of sales	1,981,432	22,695,354	156,447	24,833,233
Gross profit	392,493	8,748,025	1,260,821	10,401,339

Nine months ended September 30, 2022
	United Kingdom	USA	Mexico	Total
Revenue channel	$	$	$	$
Team Revenue	-	8,355,283	99,848	8,455,131
Agency Revenue	4,035,666	9,338,449	-	13,374,115
SaaS	-	-	-	-
Total Revenue	4,035,666	17,693,732	99,848	21,829,246

Cost of sales	3,280,655	10,248,233	51,951	13,580,839
Gross profit	755,011	7,445,499	47,897	8,248,407

21. Financial instruments and risk management

(a) Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, liquidity risk and market risk and other price risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company. There have been no changes in objectives, policies or how the Company manages these risks.

(b) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash and deposits with banks as well as credit exposure to outstanding receivables, the carrying amounts represent the Company’s maximum exposure to credit risk.

39

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified.

The Company’s accounts receivable is concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As of September 30, 2023, no customers (December 31, 2022 – N/A) accounted for greater than 10% of the Company’s net trade accounts receivable balance. During the nine months ended September 30, 2023, one (September 30, 2022 – N/A) customer represented 34% of total revenue.

The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations and limited exposure to credit and market risks while ensuring greater returns on any surplus funds.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short-term financial obligations after taking into account its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

The following table describes our contractual obligations and financial liabilities on September 30, 2023:

	< 1 year	1-2 years	2-5 years
	$	$	$

Accounts payable	20,219,131	-	-
Accrued liabilities	5,867,495	-	-
Players liability account	47,465	-	-
Line of credit	1,036,516	-	-
Convertible debt	5,095,175	1,500,844	-

(d) Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bears interest at fixed rates.

Currency Risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, UK pound sterling as well as debt denominated in Canadian dollars.

40

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

(e) Fair value hierarchy

The following tables combine information about:

•	classes of financial instruments based on their nature and characteristics;
•	The carrying amounts of financial instruments;
•	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
•	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

■	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;
■	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or
■	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

41

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Carrying value at September 30, 2023	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash	-	-	-	2,447,065
Restricted cash	-	-	-	47,465
Accounts and other receivables	-	-	-	14,891,959
Government remittances	-	-	-	1,215,221
Investment at FVTPL	3,188,749	-	-	-
	3,188,749	-	-	18,601,710

Carrying value at September 30, 2023		FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
		$	$	$

Financial liabilities:
Accounts payable		-	-	20,219,131
Accrued liabilities		-	-	5,867,495
Players liability account		-	-	47,465
Line of credit		-	-	1,036,516
Convertible debt		-	6,596,019	-
		-	6,596,019	27,170,607

Carrying value at December31, 2022	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash	-	-	-	977,413
Accounts and other receivables	-	-	-	8,331,120
	-	-	-	9,308,533

Carrying value at December31, 2022		FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
		$	$	$

Financial liabilities:
Accounts payable		-	-	4,848,854
Accrued liabilities		-	-	3,180,208
Consideration payable		-	-	260,000
Credit facility payable		-	-	802,328
		-	-	9,091,390

42

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of September 30, 2023

Convertible debt	-	-	6,596,019	6,596,019
Investment at FVTPL	-	-	3,188,749	3,188,749

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period.

22. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through November 15, 2023, the date at which the unaudited interim condensed consolidated financial statements were available to be issued and determined there were no additional items to be disclosed other than those described below.

Disposition of certain Frankly Media LLC, assets

The Company announced that on November 9, 2023, GameSquare and its Frankly Media LLC subsidiary (“Frankly”) entered into a definitive agreement with SoCast, Inc. (“SoCast”) for SoCast’s acquisition of Frankly’s radio business assets.  Frankly provides an online content management platform and related content services for approximately 700+ radio stations. In exchange for the Frankly technology platform and customer accounts, SoCast has agreed to pay Frankly US$4 million, which includes US$3 million upon closing of the transaction and up to an additional US$1 million based on future revenue derived from the radio assets.  The transaction is expected to close by the end of November 2023.

Merger Agreement

On October 19, 2023, GameSquare Holdings, Inc. (“GameSquare”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with FaZe Holdings Inc., a Delaware corporation (“FaZe”), and GameSquare Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of GameSquare ( “Merger Sub”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into FaZe (the “Merger”), with FaZe surviving such Merger as a wholly-owned subsidiary of GameSquare.

Merger Consideration

On the terms and subject to the conditions of the Merger Agreement, each share of common stock, par value $0.0001 per share, of FaZe (the “FaZe Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held in treasury by FaZe or held directly by GameSquare or Merger Sub) will be converted into the right to receive 0.13091 (the “Exchange Ratio”) of a fully paid and non-assessable share of common stock, no par value, of GameSquare (the “GameSquare Common Stock”) and, if applicable, cash in lieu of fractional shares of FaZe Common Stock, subject to any applicable withholding.

Treatment of Equity Awards

At the Effective Time, (i) all FaZe equity awards outstanding immediately prior to the Effective Time, including options to purchase shares of FaZe Common Stock and each share of FaZe Common Stock subject to vesting, repurchase, or other lapse of restrictions will be assumed by GameSquare and converted into GameSquare equity awards on substantially the same terms, except that the assumed equity awards will cover a number of shares of GameSquare Common Stock, and, if applicable, have an exercise price, determined using the Exchange Ratio and (ii) all outstanding FaZe warrants exercisable for shares of FaZe Common Stock will be assumed by GameSquare and converted into GameSquare warrants on substantially the same terms, except that the assumed warrants will cover a number of shares of GameSquare Common Stock, and, if applicable, have an exercise price, determined using the Exchange Ratio.

Post-Closing Governance

Under the Merger Agreement, GameSquare has agreed to appoint to its board of directors two persons determined by FaZe, and a third member to be mutually agreed upon by FaZe and GameSquare prior to the Effective Time, as of the Effective Time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal.

43

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Conditions to the Merger

The Merger Agreement contains conditions to the closing of the Merger (the “Closing”), including the following mutual conditions of the parties (unless waived): (i) approval of the Merger Agreement by the stockholders of FaZe and GameSquare; (ii) the shares of GameSquare Common Stock issued as merger consideration shall have been approved for listing on the Nasdaq Capital Market; (iii) the registration statement filed by GameSquare in connection with the issuance shares of GameSquare Common Stock shall have be declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and not be subject of any stop order or any legal action by or before the SEC seeking a stop order; (iv) all required filings shall have been made and all required approvals obtained (or waiting periods expired or terminated) under any applicable antitrust law; and (v) the absence of any law or order prohibiting consummation of the Merger.

In addition, unless waived by GameSquare, the obligations of GameSquare and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions on or prior to the Closing: (i) the accuracy of the representations and warranties made by FaZe in the Merger Agreement, subject to applicable materiality or other qualifiers, as of the Effective Time or the date in respect of which such representation or warranty was specifically made; (ii) FaZe having performed in all material respects all obligations and complied in all material respects with the agreements and covenants in the Merger Agreement required to be performed by or complied with by FaZe at or prior to the Closing; and (iii) the absence of any material adverse effect on FaZe.

Unless waived by FaZe, the obligations of FaZe to consummate the Merger are subject to the satisfaction of the following additional conditions on or prior to the Closing: (i) the accuracy of the representations and warranties made by GameSquare and Merger Sub in the Merger Agreement, subject to applicable materiality or other qualifiers, as of the Effective Time or the date in respect of which such representation or warranty was specifically made; (ii) GameSquare and Merger Sub having performed in all material respects all obligations and complied in all material respects with the agreements and covenants in the Merger Agreement required to be performed by or complied with by FaZe at or prior to the Closing; (iii) the absence of any material adverse effect on GameSquare; (iv) GameSquare and Merger Sub having completed the GameSquare Financing (as defined below) and (v) the employment agreements between GameSquare and certain FaZe executive officers shall have not been terminated by GameSquare, other than in the event of a for “Cause” termination (as such term is defined in the respective employment agreements).

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Faze, GameSquare and Merger Sub as of the date of the Merger Agreement or other specified dates, in each case relating to, among other things, organization, standing and power, capitalization, authority, non-contravention, certain public filings with the SEC or other regulatory authorities and absence of litigation. Many of the representations and warranties are qualified by materiality or other similar qualifiers as set forth therein.

Covenants

Each party agreed in the Merger Agreement to use its reasonable best efforts to effect the Closing and to as soon as reasonably practicable respond to inquiries or requests from governmental authorities applicable to the transactions contemplated by the Merger Agreement. Each party has also agreed to not solicit or engage in any discussions or negotiations with any person making an inquiry or proposal for an alternative transaction, and requiring FaZe’s and GameSquare’s respective boards of directors to recommend the transaction-related proposals to their stockholders, in each case subject to certain exceptions. The Merger Agreement also contains, subject to certain exceptions, certain other customary reciprocal covenants of each of the parties, including (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business, consistent with past practice; (iii) notifications of certain breaches, consent requirements or other matters; (iv) tax matters; (v) public announcements; and (vi) confidentiality.

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GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

GameSquare Financing

In addition, in connection with the Merger, GameSquare is to complete a financing involving the raising of additional capital or commitments to be made available to it following the Merger consisting of (i) a private placement in public equity to raise $10,000,000 through the sale of GameSquare Common Stock (the “Pipe Financing”), subject to reduction to the minimum extent necessary based on applicable restrictions pertaining to GameSquare’s issuance of shares of GameSquare Common Stock under NASDAQ Listing Rule 5635, or any other applicable rule imposed by applicable stock exchanges, which financing is supported by the backstop obligation by Goff & Jones Lending Co, LLC (the “Backstop Investor”) under the Backstop Agreement; (ii) GameSquare shall have entered into an asset-based loan facility agreement (the “Financing and Security Agreement”) with SLR Digital Finance LLC, as lender (the “Lender”), having a three (3) year term and providing for maximum aggregate borrowings thereunder at any one time of not less than $10,000,000, and such facility agreement shall be in full force and effect as of the Closing with no principal amounts drawn thereunder; and (iii) GameSquare shall have consummated after the date of the Merger Agreement and prior to closing of the Merger a disposition of non-core assets of GameSquare having a gross sales price of approximately $4,000,000 (subject to certain earnout provisions) (the financings described above in clauses (i), (ii) and (iii) are collectively referred to as the “GameSquare Financing”). Together, the issuance of shares of GameSquare Common Stock issuable as consideration under the Merger Agreement and issuable as part of the PIPE Financing is referred to in this Current Report on Form 8-K as the “GameSquare Stock Issuance.”

No Survival

None of the representations and warranties of the parties contained in the Merger Agreement or in any instrument delivered under the Merger Agreement will survive the Effective Time. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements that, by their terms, contemplate performance after the Effective Time.

Termination

The Merger Agreement contains customary mutual termination rights for FaZe and GameSquare, including if the Merger is not completed by December 31, 2023 (the “End Date”), and if either of the required stockholder approvals by the FaZe stockholders or the GameSquare stockholders is not obtained. The Merger Agreement also contains customary termination rights for the benefit of each party, including (i) if the board of directors of the other party changes its recommendation with respect to the Merger, (ii) if the board of directors of such party authorizes entry into a definitive agreement relating to a superior proposal (as permitted by the Merger Agreement) and (iii) if the other party breaches its representations, warranties or covenants under the Merger Agreement in a way that would result in a failure of its conditions to closing being satisfied (subject to certain procedures and cure periods).

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located in the State of Delaware).

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GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Certain Related Arrangements

Irrevocable Voting and Support Agreements

GameSquare Voting and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain GameSquare stockholders entered into certain irrevocable voting and support agreements with FaZe (together, the “GameSquare Support Agreements”), whereby such GameSquare stockholders agreed to, among other things, at a meeting of stockholders of GameSquare, vote in favor of (i) the approval of the Merger Agreement and the transactions contemplated thereby and (ii) the GameSquare Stock Issuance, and vote against certain other actions that would have the effect of preventing the Merger or the GameSquare Stock Issuance. Such GameSquare stockholders also agreed to not transfer any securities of GameSquare held by them from the date of execution of the GameSquare Support Agreements until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions.

The GameSquare Support Agreements will terminate in their entirety, and be of no further force or effect, upon the earlier to occur of (i) the Effective Time and (ii) the valid termination of the Merger Agreement in accordance with its terms.

The foregoing description of the GameSquare Support Agreements is qualified in its entirety by reference to the full text of the form of GameSquare Support Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 6-K and is incorporated herein by reference.

Backstop Agreement

Simultaneously with the execution and delivery of the Merger Agreement and in connection with the Pipe Financing, GameSquare entered into the Backstop Agreement. Pursuant to the Backstop Agreement, to the extent necessary to close the PIPE Financing with no less than $10,000,000, GameSquare has secured a commitment of up to $10,000,000 from the Backstop Investor, to purchase shares of GameSquare’s common stock (or other GameSquare securities, if applicable) to the extent necessary contemporaneously with the Closing. The Backstop Agreement contains customary representations, warranties, covenants and conditions precedent of the parties. The Backstop Agreement and all of its provisions shall terminate and be of no further force or effect (i) upon the date that is immediately following an applicable End Date, following written notice from the Backstop Investor electing to terminate the Agreement, or (ii) if FaZe or GameSquare experience a material adverse change, upon written notice from the Backstop Investor electing to terminate the Agreement.

The representations, warranties and covenants contained in the Backstop Agreement were made only for purposes of the Backstop Agreement and as of specific dates, were solely for the benefit of the parties thereto and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Backstop Agreement is qualified in its entirety by reference to the full text of the Backstop Agreement, which is filed as Exhibit 10.3 to this Current Report on Form 6-K and is incorporated herein by reference.

Financing and Security Agreement

In connection with partially satisfying its obligations in connection with the GameSquare Financing, on September 14, 2023, certain subsidiaries of GameSquare, namely, Frankly Media LLC, GCN, Inc., GameSquare Esports (USA) Inc. d/b/a Fourth Square Studios, Nextgen Tech LLC d.b.a Complexity Gaming, Swingman, LLC d/b/a Cut+Sew and Zoned, Mission Supply LLC, and Sideqik, Inc. (collectively, on a joint and several basis, the “Borrower”) entered into the Financing and Security Agreement with the Lender.

The Financing and Security Agreement also contains customary representations and warranties being made by the Borrower and other customary terms and conditions.

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